Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 17, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On June 16, 2005, China Life Insurance Company Limited issued two announcements, copies of which are attached as Exhibits 99.1 and 99.2 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 16, 2005

99.2	Announcement, dated June 16, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun (Signature)

June 17, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

VOTING RESULTS AT ANNUAL GENERAL MEETING HELD ON JUNE 16, 2005

The Annual General Meeting (the “AGM”) of China Life Insurance Company Limited (the “Company”) was held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on June 16, 2005 at 10:00 a.m..

There were a total of 26,764,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Wang Xianzhang, Chairman of the Board of Directors of the Company.

At the AGM, the Chairman demanded to put each of the resolutions set out in the Notice of the AGM dated April 28, 2005 to the vote by way of poll.

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions		No. of Votes (%)
		For	Against
I.	As ordinary resolutions:

1.	To review and approve the Report of the Board of Directors of the Company for the year 2004.	20,213,193,354 (99.9977)%	460,040 (0.0023)%
The resolution was duly passed as an ordinary resolution.

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2004.	20,213,224,554 (99.9979)%	425,240 (0.0021)%

The resolution was duly passed as an ordinary resolution.

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2004.	20,204,346,354 (99.9747)%	5,103,040 (0.0253)%

The resolution was duly passed as an ordinary resolution.

4.	To authorize the Board of Directors to determine the remuneration of the Directors and Supervisors.	20,199,774,114 (99.9371)%	12,712,680 (0.0629)%

The resolution was duly passed as an ordinary resolution.

5.	To re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd., Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants as the PRC auditors and international auditors of the Company, respectively for the year 2005 and to authorize the Board of Directors to determine their remuneration.	20,244,410,754 (99.9742)%	5,224,280 (0.0258)%

The resolution was duly passed as an ordinary resolution.

II.	As special resolutions:

6.	To amend the Articles of Association of the Company.	20,198,925,554 (99.9951)%	997,240 (0.0049)%

The resolution was duly passed as a special resolution.

7.	To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company not exceeding 20% of each of the aggregate nominal amount of the domestic shares and overseas listed foreign shares of the Company in issue as at the date of the AGM.	19,603,038,680 (96.8359)%	640,534,514 (3.1641)%

The resolution was duly passed as a special resolution.

The full text of the resolutions is set out in the Notice of the AGM dated April 28, 2005.

Note:

(1)	The Company’s H share registrars and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of this announcement, the board of directors of the Company comprises of:

Wang Xianzhang (Executive director)

Miao Fuchun (Executive director)

Wu Yan (Non-executive director)

Shi Guoqing (Non-executive director)

Long Yongtu (Independent non-executive director)

Chau Tak Hay (Independent non-executive director)

Sun Shuyi (Independent non-executive director)

Cai Rang (Independent non-executive director)

Fan Yingjun (Independent non-executive director)

By order of the Board of Directors
China Life Insurance Company Limited
Wang Xianzhang
Chairman

Hong Kong, June 16, 2005

Commission File Number 001-31914

EXHIBIT 99.2

CHINA LIFE<02628> - Unusual volume movement

The Stock Exchange has received a message from China Life Insurance Company Limited which is reproduced as follows:-

“This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board of Directors (the “Board”) of the Company has noted the recent increase in the trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

For and on behalf of

China Life Insurance Company Limited

K S Heng

Company Secretary

As at the date of this statement, the Board comprises of:

Executive directors: Wang Xianzhang, Miao Fuchun

Non-executive directors: Wu Yan, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, 16 June 2005”